X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL



06019367

December 11, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated December 12, 2006
- Material Change Report dated December 12, 2006

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

sml/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **December 12, 2006**

WINTER DRILL PROGRAM BEGINS AT SLEEPER

Two drills (one core and one reverse circulation) are onsite at Sleeper to begin the winter drill program. The drills will work throughout the winter on a combination of exploration and definition.

The Exploration Potential of Sleeper is described in a paper by Richard Sillitoe, PhD. (See Jan. 26/06 press release at www.x-cal.com for link to Sillitoe Paper).

Gold mineralization, previously described by MRDI as being located "above ground" at Sleeper in the heaps and tails and "in ground" at Sleeper in the "West Wood" and "Facilities" areas is being re-evaluated.

The Sleeper Gold Project, located in Humboldt County, Nevada is a 30 square mile gold district centered around and including the historic Sleeper Gold Mine. The epithermal gold project is the primary focus of X-Cal.

The recommended exploration program for Sleeper is $US 15 million.

A NI 43-101 Technical Report on the Sleeper Gold Project by Thomason, Kornze and Rowe can be found on SEDAR or at www.x-cal.com, in the Current Reports section.

The contents of this release have been reviewed by Robert Thomason, M.Sc., US Projects Manager for X-Cal, who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   *Fax: (604) 688-7740*
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

December 12, 2006

3. **Press Release**

A Press release was disseminated on Tuesday, December 12, 2006.

4. **Summary of Material Change**

Two drills (one core and one reverse circulation) are onsite at Sleeper to begin the winter drill program. The drills will work throughout the winter on a combination of exploration and definition. Gold mineralization, previously described by MRDI as being located "above ground" at Sleeper in the heaps and tails and "in ground" at Sleeper in the "West Wood" and "Facilities" areas is being re-evaluated. The recommended exploration program for Sleeper is $US 15 million.

5. **Full Description of Material Change**
See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on December 12, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President